Jason Simon, Esq. Tel 703.749.1386 Fax 703.714.8386 simonj@gtlaw.com	September 24, 2019

VIA EDGAR

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Michael Killoy

Re:	DFB Healthcare Acquisitions Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 19, 2019
File No. 001-38399

Dear Mr. Killoy:

This letter is submitted on behalf of DFB Healthcare Acquisitions Corp. (the “Company” or “DFB”) and sets forth responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 13, 2019 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-38399) (the “Preliminary Proxy Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Preliminary Proxy Statement in response to the Staff’s comments, and the Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement Filed August 19, 2019

General

1.                                      Staff’s comment: Please include a form of proxy card. See Rule 14a-6(a) of Regulation 14A.

Response:   The Company has included a copy of the preliminary proxy card in Amendment No. 1.

2.                                      Staff’s comment: Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the Business Combination and state the facts relied upon to make the exemption available.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it is relying on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, and/or Regulation D and Rule 506 promulgated thereunder, as these are transactions not involving a public offering. AdaptHealth Holdings has informed the Company that it is held by only accredited investors, and has represented the same to the Company in the Merger Agreement. No general solicitation has been or will be made by either the Company or any person acting on its behalf; the shares to be issued will be subject to transfer restrictions; each equity holder has had and will have access to the Company’s public filings, including the Preliminary Proxy Statement (and, upon filing, the definitive proxy statement) and the Company’s most recent Annual Report on Form 10-K, and can ask questions of management; and the shares will contain an appropriate legend stating such securities have not been registered under the Securities Act of 1933 and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Summary Term Sheet

Merger Agreement; Business Combination, page 1

3.                                      Staff’s comment: Please disclose in this section the total dollar amount of consideration for the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the Summary Term Sheet to disclose in the section “Merger Agreement; Business Combination” the total dollar amount of consideration for the Business Combination.

What are the U.S. federal income tax consequences . . ., page 19

4.                                      Staff’s comment:  Please disclose here and under Certain United States Federal Income Tax Considerations the federal income tax consequences to stockholders that do not exercise their redemption rights and instead participate in the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the Summary Term Sheet and “Certain United States Federal Income Tax Considerations” to disclose the federal tax consequences to stockholders that do not exercise their redemption rights and instead participate in the Business Combination.

Risk Factors

There can be no assurance that our Common Stock will be approved for listing on Nasdaq . . ., page 61

5.                                      Staff’s comment: Please describe in greater detail the Nasdaq requirements you need to meet in order to list your shares of common stock and clarify why there is a risk that Nasdaq will not approve your shares for listing.

Response:   In response to the Staff’s comment, the Company has revised the risk factor to describe in greater detail the Nasdaq requirements it needs to meet in order to list its shares of common stock and clarify why there is risk that Nasdaq will not approve the shares for listing.

Unaudited Pro Forma Condensed Combined Financial Information of DFB

Unaudited Pro Forma condensed Combined Statement of Operations, page 80

6.                                      Staff’s comment: For each period presented, please provide the historical basic and diluted per share data together with the number of shares used to compute per share data of DFB to comply with Rule 11-02(b)(7) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Condensed Combined Statement of Operations to provide the historical basic and diluted per share data together with the number of shares used to compute per share data of the Company in accordance with Rule 11-02(b)(7) of Regulation S-X.

Note 1 — Description of the Business Combination, page 82

7.                                      Staff’s comment: We note you present sources and uses of cash for both the minimum and maximum redemption scenarios on page 84. Please clarify how these minimum and maximum levels were determined in presenting a range of possible results and disclose how you determined the amounts for each item presented as uses of cash under each scenario. For example, explain how you determined debt repayments are expected to total $200 million under the minimum redemption scenario and $150 million under the maximum redemption scenario. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in Note 1 to clarify the uses of cash for both the minimum and maximum redemption scenarios.

Note 3 - Reclassifications and Adjustments to Historical Information of AdaptHealth (a) Pro forma financial statement of operations of AdaptHealth, page 86

8.                                      Staff’s comment: We note caption (4) at page 87 indicates that you have recorded the $21.2 million pro forma adjustment to interest expense as if the 2019 Recapitalization took place on January 1, 2018. Please expand your disclosure to clearly explain how the adjustment was calculated and tell us how the 2019 Recapitalization is directly attributable to the merger transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has removed note caption (4) and note caption (2) in the AdaptHealth Pro Forma Financial Statement of Operations for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively, as the Company has determined that these adjustments were not directly attributable to the merger transaction. Additionally, the Company has revised the pro forma adjustment note 4(i) to reflect the adjustment needed to interest expense as a result of the merger transaction.

Note 4 — Pro Forma Adjustments, page 88

9.                                      Staff’s comment: Please revise note c) on page 89 to disclose the significant assumptions and tax rate used to calculate the amount of deferred taxes. In addition, disclose, the amount of valuation allowance included, if any and describe how it was determined. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised note c) in Note 4 to disclose the significant assumptions and the tax rate used to calculate the amount of deferred taxes.  In addition, the Company has disclosed the amount of the valuation allowance included and described how it was determined in accordance with Rule 11-02(b)(6) of Regulation S-X.

10.                               Staff’s comment: Note e) describes the assumptions used to determine the $12 million adjustment related to the tax receivable agreements and the exchange agreement liability.

Please further clarify how the $12 million is calculated and explain how the maximum redemption scenario results in the reduction of the adjustment to $6 million. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the $12 million adjustment is calculated based on the anticipated redemption at the closing of the Business Combination of certain AdaptHealth Holdings Common Units in connection with the $50 million cash redemption pool established under the Merger Agreement.  The Company estimates that these redemptions will result in a tax basis step up of approximately $56 million for DFB.  Using a 25% blended federal and state rate and an 85% sharing rate under the Tax Receivable Agreement, the $56 million step up results in an approximately $12 million adjustment to the Tax Receivable Agreement liability. Under the Merger Agreement, the cash redemption pool may be reduced by up to 50% in the case of a maximum reduction scenario, in which case the tax basis step up and the corresponding adjustment to the tax receivable agreement liability would also be reduced by 50%.

11.                               Staff’s comments: Please disclose how your tax adjustment was calculated at note k) on page 92. Please also disclose the tax rate used and describe how the rate was determined.  Refer to Instruction 7 to paragraph (b) of Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised Note 4 to disclose how the tax adjustment was calculated at note k), the tax rate used and how the rate was determined in accordance with Instruction 7 to paragraph (b) of Rule 11-02 of Regulation.

Comparative Share Information, page 95

12.                               Staff’s comments: Please revise your disclosure to present equivalent pro forma per share information in accordance with the Instruction to Paragraph (b)(10) of Item 14 of Schedule 14A. In addition, tell us why book value per common unit for AdaptHealth is not presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure to present equivalent pro forma per share information in accordance with the Instruction to Paragraph (b)(10) of Item 14 of Schedule 14A. Additionally the Company has revised the disclosure to include the book value per common unit for AdaptHealth Holdings.

Tax Receivable Agreement, page 117

13.                               Staff’s comments: Please disclose the dollar amount of your potential tax receivable agreement payments and the material assumptions relating to such payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the dollar amount of the potential tax receivable agreement payments and the material assumptions relating to such payments.

Approval of Amendments to the Charter to Create the Class A Common Stock . . ., page 137

14.                               Staff’s comments: Please describe any material differences between your currently outstanding shares of common stock and the reclassified shares of Class A common stock. See Item 12(b) of Schedule 14A. Please also clarify whether the Class A and Class B common stock will have the same voting rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure to state that there are no material differences between our currently outstanding shares of common stock and the reclassified shares of Class A common stock and to clarify that the Class A and Class B common stock will have the same voting rights.

Certain Anti-Takeover Provisions of our Charter and Bylaws, page 238

15.                               Staff’s comments: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and has amended its form of second amended and restated certificate of incorporation to provide that (i) the forum selection provision does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction and (ii) federal court will be the exclusive forum for resolving claims created by the Securities Act of 1933, as amended, to the extent such a provision is enforceable.

16.                               Staff’s comment: Please add risk factor disclosure to describe any material risks that the exclusive forum provision may have on stockholders.

Response:  In response to the Staff’s comment, the Company has added risk factor disclosure to describe the material risks that the exclusive forum provision may have on stockholders.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

Via E-mail:
cc:	Richard A. Barasch
Chris Wolfe